FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 25, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc - Result of Annual General Meeting

25 April 2023

Following the Annual General Meeting held today at Gogarburn, Edinburgh EH12 1HQ, NatWest Group plc (the "Company") announces the results of the poll vote for each resolution as follows. Resolutions 18, 19, 21, 22, 24, 25 and 26 were passed as special resolutions.

	VOTESFOR	%	VOTESAGAINST	%	% of ISC VOTED	VOTESWITHHELD
Resolution 1 To receive the 2022 Report and Accounts	33,704,005,852	99.99	2,055,844	0.01	88.20%	11,235,788
Resolution 2 To approve the Annual remuneration report in the Directors' Remuneration Report	32,683,776,892	97.35	891,030,920	2.65	87.85%	142,525,464
Resolution 3 To declare a final dividend of 10 pence per ordinary share	33,711,741,396	99.99	3,512,332	0.01	88.22%	2,089,480
Resolution 4 To re-elect Howard Davies as a Director	33,437,055,064	99.18	275,870,092	0.82	88.21%	4,420,752
Resolution 5 To re-elect Alison Rose-Slade as a Director	33,703,913,460	99.97	8,756,116	0.03	88.21%	4,685,648
Resolution 6 To re-elect Katie Murray as a Director	33,655,342,524	99.83	56,088,472	0.17	88.21%	5,878,852
Resolution 7 To re-elect Frank Dangeard as a Director	33,410,654,036	99.11	298,329,536	0.89	88.20%	8,325,140
Approval of Frank Dangeard'sre-election by independent shareholders only	17,530,093,248	98.33	298,329,536	1.67	79.82%	8,325,140
Resolution 8 To elect Roisin Donnelly as a Director	33,704,511,996	99.99	4,359,624	0.01	88.20%	8,437,608
Approval of Roisin Donnelly'selection by independent shareholders only	17,823,951,208	99.98	4,359,624	0.02	79.82%	8,437,608
Resolution 9 To re-elect Patrick Flynn as a Director	33,336,735,540	98.90	372,058,672	1.10	88.20%	8,562,636
Approval of Patrick Flynn's re-election by independent shareholders only	17,456,174,752	97.91	372,058,672	2.09	79.81%	8,562,636
Resolution 10 To re-elect Morten Friis as a Director	33,336,438,532	98.89	372,745,948	1.11	88.20%	8,172,220
Approval of Morten Friis' re-election by independent shareholders only	17,455,877,744	97.91	372,745,948	2.09	79.82%	8,172,220
Resolution 11 To re-elect Yasmin Jetha as a Director	33,704,567,904	99.99	4,214,640	0.01	88.20%	8,574,272
Approval of Yasmin Jetha's re-election by independent shareholders	17,824,007,116	99.98	4,214,640	0.02	79.81%	8,574,272
Resolution 12 To elect Stuart Lewis as a Director	33,705,284,020	99.99	3,611,056	0.01	88.20%	8,453,912
Approval of Stuart Lewis' election by independent shareholders only	17,824,723,232	99.98	3,611,056	0.02	79.82%	8,453,912
Resolution 13 To re-elect Mark Seligman as a Director	33,335,943,588	98.89	372,909,340	1.11	88.20%	8,500,928
Approval of Mark Seligman's re-election by independent shareholders only	17,455,382,800	97.91	372,909,340	2.09	79.81%	8,500,928
Resolution 14 To re-elect Lena Wilson as a Director	33,040,589,696	98.02	668,093,244	1.98	88.20%	8,669,212
Approval of Lena Wilson's re-election by independent shareholders only	17,160,028,908	96.25	668,093,244	3.75	79.81%	8,669,212
Resolution 15 To re-appoint Ernst & Young LLP as auditors	33,505,780,372	99.38	207,849,704	0.62	88.21%	3,721,216
Resolution 16 To authorise the Group Audit Committee to fix the remuneration of the auditors	33,708,645,028	99.99	4,601,376	0.01	88.21%	4,104,164
Resolution 17 To renew the directors' authority to allot shares in the Company	33,215,634,468	98.53	496,967,952	1.47	88.21%	4,753,736
Resolution 18 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with an offer or issue of equity securities	33,666,507,152	99.91	30,079,260	0.09	88.17%	20,760,508
Resolution 19 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with thefinancing of a transaction	33,415,630,312	99.16	282,007,476	0.84	88.17%	19,713,980
Resolution 20 To renew the directors' authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares in relation to Equity Convertible Notes	33,484,642,760	99.37	212,925,996	0.63	88.17%	19,785,788
Resolution 21 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with Equity Convertible Notes	33,387,002,424	99.08	308,926,848	0.92	88.17%	21,426,452
Resolution 22 To renew the authority to permit the holding of General Meetings on 14 clear days' notice	32,914,294,972	97.63	800,145,148	2.37	88.22%	2,898,664
Resolution 23 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	33,574,582,868	99.59	138,727,148	0.41	88.21%	4,004,260
Resolution 24 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	33,480,514,284	99.32	229,013,848	0.68	88.20%	7,822,572
Resolution 25 To renew the authority to make off-market purchases of ordinary shares from HM Treasury	17,807,143,592	99.88	22,105,640	0.12	46.65%	7,546,208
Resolution 26 To authorise the Company to make off-market purchases of preference securities	33,662,086,996	99.85	50,971,876	0.15	88.21%	4,278,628

* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes
"For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, a copy of the resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A full text of the resolutions can be found in the Notice of Meeting which is available on the Company's website at
www.natwestgroup.com.

As at 21 April 2023 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 38,217,583,144.

Contact

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 25 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary